APM 1-29-2002

VF 1-28-02



02005242

UNITED STA[TES]
SECURITIES AND EXCHA[NGE COMMISSION]
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 18 2002 354

SEC FILE NUMBER
8- 3315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2000 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HERBERT J. SIMS & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED JAN 30 2002 THOMSON FINANCIAL P

1221 POST ROAD EAST
(No. and Street)

WESTPORT (City) CONNECTICUT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. GENEVIEVE FREDA (203) 221-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name — if individual, state last, first, middle name)

295 MADISON AVENUE (Address) NEW YORK (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United States or any of its possessions.

U.S. POST OFFICE DELAYED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, GENEVIEVE FREDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HERBERT J. SIMS & CO., INC., as of SEPTEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Genevieve Freda
Signature

SECRETARY - TREASURER
Title

ROBIN F. MULLIGAN
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2005
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated balance sheet of Herbert J. Sims & Co., Inc. and Subsidiaries as of September 30, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Herbert J. Sims & Co., Inc. and Subsidiaries as of September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Fox & Juran

New York, N.Y.

October 22, 2001

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2001

ASSETS

Cash and cash equivalents (Notes 1F and 9)	$ 513,925
Securities owned at market value (Note 1C)	1,647,099
Receivables	622,454
Prepaid expenses, etc.	673,994
Secured demand note receivable collateralized by marketable securities (Note 5)	450,000
Equipment and furniture, at cost less accumulated depreciation of $342,075 (Note 1E)	162,784
Accrued interest receivable	28,038
Investments (Note 2)	63,264
Deposits (Note 8)	49,714
Other assets	3,300
TOTAL ASSETS	$ 4,214,572

Escrow Funds (segregated in separate accounts at various high quality financial institutions and excluded from the Company's assets and liabilities) - See Contra (Note 10)	$16,220,226

See Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold not yet purchased, at market value (Note 1C)		$ 41,251
Payable to clearing agent, net (Note 4)		1,005,505
Accounts payable and accrued expenses		273,787
Loan payable - officer		93,550
		$ 1,414,093
Subordinated Borrowings (Note 5)		450,000
TOTAL LIABILITIES		$ 1,864,093
Commitments and Contingencies (Note 8)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 2,500 shares, issued 2,119 shares	$ 64,939	
Additional paid-in capital	184,212	
Retained earnings	2,745,111	
Less treasury stock, at cost	(643,783)	
TOTAL STOCKHOLDER'S EQUITY		2,350,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 4,214,572
Liability For Escrow Funds - See Contra (Note 10)		$16,220,226

See Notes To Consolidated Financial Statements

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

A. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Sims Mortgage Funding, Inc., HJS Advisors, Inc. and Herbert J. Sims Capital Management Inc. Appropriate inter-company balances and transactions have been eliminated (See Note 2).

B. Security transactions are recorded on a settlement date basis which is generally three business days after trade date.

C. Securities are stated at fair market value. Unrealized gains and losses are reflected in income currently.

D. The Company recognizes income from underwriting participation and underwriting management fees on the date of settlement with the issuer of the related debt securities.

E. Depreciation of furniture and equipment is computed using various accelerated methods over class lives of generally five to seven years.

F. Cash balances at the Company's financial institutions may exceed insurable amounts. The Company believes it mitigates its risks by depositing cash and equivalents in major financial institutions.

2. THE COMPANY

The Company, which is a wholly owned subsidiary of Teksys Corporation, a holding company, operates as a securities broker & dealer and also engages in other related financial activities. Sims Mortgage Funding, Inc., a wholly-owned subsidiary of the Company, provides HUD-insured mortgage banking services and construction and permanent loan servicing for HUD-insured loans. HJS Advisors, Inc., a wholly-owned subsidiary of the Company, performs various management services for four limited liability companies in which it has invested. Herbert J. Sims Capital Management Inc. is inactive.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

2. THE COMPANY (CONTINUED)

The following is a summary of certain financial information of the Company's wholly owned subsidiaries:

	SIMS MORTGAGE FUNDING INC.	HJS ADVISORS INC.
Total Assets	$ 548,450	$ 138,514
Total Liabilities	55,500	11,281
Stockholder's Equity	$ 492,950	$ 127,233

3. CUSTOMER TRANSACTIONS

The Company is exempt from reserve requirements for broker-dealers under Rule 15c3-3 sub-paragraph (k)(2)(B) as it clears financial transactions with customers through a clearing agent, on a fully disclosed basis as an introducing broker, and meets all other requirements of the Rule.

4. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

Under its fully disclosed clearing agreement, the Company has agreed to maintain a "Deposit Account" that shall at all times contain cash and/or securities with a market value of $100,000.

5. SUBORDINATED BORROWINGS

The subordinated liability payable to the Company's principal officer is pursuant to a secured demand note collateral agreement which matures May 31, 2002. The agreement has been approved by the National Association of Securities Dealers, Inc. and the subordinated borrowing is available for use in computing net capital under the Securities & Exchange Commission's uniform net capital rule. Such borrowing may not be repaid to the extent it is required to maintain compliance with minimum net capital requirements. Cash and securities in the amount of approximately $560,000 has been deposited, as collateral, with the clearing agent as required by the agreement (See Note 11).

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

6. INCOME TAXES

Differences between statutory and effective Federal income tax rates for the year ended September 30, 2001 result principally from tax exempt bond interest net of related non-deductible interest expense and state income taxes net. The Company has available approximately $680,000 in losses against future income.

7. 401(K) EMPLOYEE SAVINGS AND RETIREMENT PLAN

As of January 1, 1995, the Company adopted a 401(k) Employee Savings and Retirement Plan covering all eligible employees, as defined. Employee contributions of up to 15% of paid compensation may be made, subject to defined limitations. Employer contributions to the plan are discretionary and are based on participants' annual compensation. For the year ending September 30, 2001, the Company made no contribution into the plan.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into "when issued" and underwriting contractual commitments. At September 30, 2001 there were no unsold open contractual commitments relating to such transactions.

The Company leases various office space in Connecticut, Florida, California and New Jersey under agreements extending through December 2004. Minimum annual rentals are as follows:

YEARS ENDED SEPTEMBER 30,	
2002	$ 446,915
2003	416,622
2004	294,070
2005	20,082

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In addition, the Company is responsible for its share of future increases in building taxes, utilities and operating expenses. The Company has deposited with the landlords $41,614 as security.

The Company leases office equipment under non-cancelable operating leases that expire as follows:

YEARS ENDED SEPTEMBER 30,	
2002	$ 214,452
2003	166,198
2004	99,030
2005	23,152

The Company's wholly owned subsidiary, Sims Mortgage Funding, Inc. leases office space in Pearl River, New York under an agreement extending through July 31, 2002. Security in the amount of $6,098 has been deposited with the landlord. Minimum annual rentals are as follows:

YEARS ENDED SEPTEMBER 30,	
2002	$ 37,500

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

At September 30, 2001 cash on deposit in a high quality financial institution exceeded insured bank limits by approximately $268,000.

10. RESTRICTED FUNDS

Under the terms of the Regulatory Agreement with HUD, the Company's subsidiary, Sims Mortgage Funding, Inc., is required to set aside specified amounts for the replacement of property and other project expenditures as approved by HUD. Restricted funds of $16,220,226 are held in separate accounts and are not available for operating purposes.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

---

11. MINIMUM NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2001 the Company's net capital and aggregate indebtedness, as defined, were \$1,038,613 and \$501,537 respectively. The net capital ratio was .4829 to 1 or 48.29%. Net capital exceeded requirements by \$938,613.

12. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Statement of Financial Condition is available for examination at the Company's principal place of business 1221 Post Road East Westport, Connecticut 06880 and at the regional office of the Commission located at 233 Broadway, Woolworth Building, New York, New York 10279.

HERBERT J. SIMS & CO., INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT

OF FINANCIAL CONDITION

SEPTEMBER 30, 2001

SEC MAIL PROCESSING
RECEIVED
JAN 18 2002
354
WASH, D.C. SECTION

FOX & JURAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017
TEL. 212-689-4871
FAX 212-689-4843

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NY STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholder
Herbert J. Sims & Co., Inc.

We have examined the consolidated financial statements of Herbert J. Sims & Co., Inc. and Subsidiaries for the year ended September 30, 2001 and have issued our report thereon dated October 22, 2001. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted audited standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the consolidated financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Herbert J. Sims & Co., Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Herbert J. Sims & Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the board of directors, stockholder, management, the Securities and Exchange Commission and regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



New York, N.Y.

October 22, 2001